# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209108, 98420U703
Title of class of securities: Class A ordinary shares, nominal value 0.12 per share
Address of issuer's principal executive offices: CARRER DEL FOC, 68, CARRER DEL FOC, 68, BARCELONA, Spain (U3), 08038
Date of event which requires filing of this statement: 04/09/2026
Amends the filing with accession number 0001437749-24-025235
Filed by CIK 0001474735
Persons authorized to receive notices and communications: Raj Kanuru, Generac Holdings Inc., S45 W29290 Hwy 59,, Waukesha, Wisconsin (WI), 53189, (262) 544-4811

## Reporting persons
- Generac Power Systems, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,455,778; sole dispositive power 0; shared dispositive power 2,789,887; aggregate amount beneficially owned 3,455,778 (19.5% of the class)
- GENERAC HOLDINGS INC. (CIK 0001474735): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,455,778; sole dispositive power 0; shared dispositive power 2,789,887; aggregate amount beneficially owned 3,455,778 (19.5% of the class)
  Comment: (3) GPS is the record holder of 1,904,802 Class A Shares issued pursuant to Subscription Agreements dated December 13, 2023 and July 30, 2024 and an aggregate of 885,085 warrants issued July 30, 2024 and October 9, 2025 (which became exercisable on April 9, 2026). GPS is a wholly owned subsidiary of Generac. Generac may be deemed to share beneficial ownership over the Class A Shares directly owned by GPS. As described in Item 3 hereto, shares with shared voting control includes the 665,891 Asuncion Shares pursuant to a Letter Agreement (as defined in Item 3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPS or Generac that it is the beneficial owner of the Asuncion Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.
  
  (4) Based on 16,798,563 Class A Shares outstanding as of March 1, 2026 as reported in the Issuer's Annual Report on Form 20-F filed on April 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, nominal value 0.12 per share
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: CARRER DEL FOC, 68, CARRER DEL FOC, 68, BARCELONA, Spain (U3), 08038
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 7, 2024 (the "Schedule 13D"), relating to the shares of Class A Common Stock, 0.12 nominal value per share (the "Class A Common Stock"), of Wallbox N.V., a Dutch limited liability company (naamloze vennootschap) (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 is being filed to reflect a change in the percentage of shares of Class A Common Stock previously reported by the Reporting Persons as a result of (1) a 1:20 reserve stock split by the Issuer, (2) the issuance of warrants to the Reporting Person on October 9, 2025, which became exercisable on April 9, 2026 (3) a change in the outstanding shares of Class A Common Stock as reported by the Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 4 of this Amendment No. 1 incorporated by reference herein as a supplement to Item 3 to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented by the following:

On October 9, 2025, the Company entered into a Warrant Agreement with GPS pursuant to which the Company granted GPS 229,938 warrants to purchase Class A Shares (the "Warrants"), which became exercisable on April 9, 2026 through July 30, 2028, for an equal number of the Company's Class A Shares, at an exercise price of up to $61.00 per Class A Share. The Warrants were granted in connection with certain anti-dilution rights held by GPS from prior issuances. No separate consideration was paid by GPS for the Warrants or Warrant Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Amendment No. 1 are incorporated by reference herein.

By virtue of the Letter Agreement (as defined in Item 3 of the Schedule 13D) and the obligations and rights thereunder, the Reporting Persons may be deemed to be in a "group" with Kariega and Mr. Asuncion (as defined in Item 3 in the Schedule 13D) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This filing shall not be deemed an admission that such persons constitute a "group" for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim such group membership.

Based on the information presented in Selling Securityholders in the Issuer's Annual Report on Form 20-F filed on April 9, 2026 (the "20-F"), Mr. Asuncion had sole voting and investment control over 665,891 Class A Shares (the "Asuncion Shares") and Kariega and Mr. Asuncion shared voting and investment control over an additional 212,211 Class B ordinary shares (the "Class B Shares"), each having ten votes per share. The number of shares that each Reporting Person beneficially owns does not take into account the Class B Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPS or Generac that it is the beneficial owner of the Asuncion Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act. The aggregate percentage of beneficial ownership of each of GPS and Generac is approximately 19.5% of the issued and outstanding Class A Shares of the Issuer. The percentage of the Class A Shares beneficially owned is based on 16,798,563 Class A Shares outstanding as of March 1, 2026 as reported in the 20-F.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A have any beneficial ownership of any Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 1 is hereby incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have effected any transactions that may be deemed to be a transaction in the Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 3 of this Amendment No. 1 incorporated by reference herein as a supplement to Item 6 of the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, by and between Generac Power Systems, Inc. and Generac Holdings Inc., dated August 5, 2024 (incorporated by reference from Exhibit 99.1 to the Reporting Person's Schedule 13D filed on August 7, 2024).
https://www.sec.gov/Archives/edgar/data/1866501/000143774924025235/ex_710192.htm

99.2 Subscription Agreement dated as of November 29, 2023 with Generac Power Systems, Inc. (incorporated by reference from Exhibit 2.2 to the Issuer's 6-K filed on December 4, 2023).
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001866501/000095017024034441/wbx-20231231.htm

99.3 Letter Agreement, dated December 13, 2023, between Generac Power Systems, Inc and Wallbox N.V. (incorporated by reference from Exhibit 4.18 to the Issuer's Form 20-F filed on March 21, 2024).
https://www.sec.gov/Archives/edgar/data/1866501/000095017024034441/wbx-ex4_18.htm

99.4 Letter Agreement, dated December 13, 2023, between Kariega Ventures, S.L. and Wallbox N.V. (incorporated by reference from Exhibit 4.19 to the Issuer's Form 20-F filed on March 21, 2024).
https://www.sec.gov/Archives/edgar/data/0001866501/000095017024034441/wbx-ex4_19.htm

99.5 Form of Subscription Agreement dated as of July 30, 2024 (incorporated by reference from Exhibit 2.1 to the Issuer's 6-K filed on July 31, 2024).
https://www.sec.gov/Archives/edgar/data/1866501/000119312524189981/d880645dex21.htm

99.6 Schedule A.

## Signatures
- Generac Power Systems, Inc.: /s/ Raj Kanuru, Raj Kanuru/Executive Vice President, General Counsel & Secretary (04/13/2026)
- GENERAC HOLDINGS INC.: /s/ Raj Kanuru, Raj Kanuru/Executive Vice President, General Counsel & Secretary (04/13/2026)